04036863

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

SUPPL

September 2, 2004

File N° 82 – 3531

SEC MAIL PROCESSING
RECEIVED
SEP 10 2004
WASH, D.C.
208 SECTION

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

dlw 9/14

File n° 82-3531

d'acquisition. Nonobstant ce délai, la détermination des justes valeurs des actifs et passifs identifiables de PF UK aurait du conduire la société à ne pas reprendre en résultat une provision pour clients douteux qui s'est révélée sans objet pour un montant de 700 K€ et à ne pas constater une plus-value de cession d'actif de 200 K€. En contrepartie, l'écart d'acquisition aurait été minoré d'autant et la dotation aux amortissements aurait été minorée de 30 K€. Nous avons apprécié l'incidence de ces éléments sur les comptes consolidés au 31 décembre 2003 et avons considéré que celle-ci n'était pas significative au regard du résultat du groupe. Les appréciations que nous avons portées sur ces éléments s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés pris dans leur ensemble et contribuent à la formation de l'opinion avec réserve exprimée dans la première partie de notre rapport.

III. Vérification spécifique. — Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. A l'exception de l'incidence des faits exposés ci-dessus, nous n'avons pas d'autres observations à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 14 juin 2004.

Les commissaires aux comptes :

Progestion : PHILIPPE SENECHAL ; A.A.C.E. Ile-de-France ; MICHEL RIGUELLE.

72800

PEUGEOT S.A.

Société anonyme à directoire et conseil de surveillance au capital de 243 109 146 €.
Siège social : 75, avenue de la Grande Armée, 75116 Paris.
552 100 554 R.C.S. Paris.

Comptes semestriels consolidés.

I.—Bilans consolidés

(En millions d'euros)

Actif	30/06/04	30/06/03	2003
Activités industrielles et commerciales:			
Ecart d'acquisition (note 9a)	1 932	2 056	1 964
Immobilisations incorporelles	193	194	181
Immobilisations corporelles	12 373	11 720	12 158
Immobilisations financières :			
Créances et titres de détention durable	624	935	591
Titres mis en équivalence (note10)	543	541	550
Titres de participations (note 11)	69	77	63
	1 236	1 553	1 204
Autres actifs immobilisés :			
Impôts différés à long terme	441	394	415
Autres valeurs immobilisées	330	243	239
	771	637	654
Actifs d'exploitation et réalisables à court terme :			
Stocks	6 785	6 880	6 660
Clients et effets à recevoir	4 077	3 840	3 363
Impôts sur les société à court terme	693	627	702
Autres débiteurs	2 987	3 055	2 636
A recevoir des activités de financement	276	344	210
	14 818	14 823	13 571
Actifs financiers à court terme :			
Prêts	262	419	301
Titres de placement	925	809	937
Trésorerie	5 364	4 487	4 880

Actif	30/06/04	30/06/03	2003
Comptes ordinaires et prêts aux activités de financement	330	200	205
	6 881	5 838	6 323
Total activités industrielles et commerciales	38 204	36 821	36055
Activités de financement :			
Ecart d'acquisition (note 9 b)	73	78	75
Actifs immobilisés :			
Immobilisations incorporelles	47	36	42
Immobilisations corporelles	51	50	51
Titres de participation	3	—	13
Impôts différés à long terme	32	48	40
Titres d'investissement	185	185	185
Autres	49	43	45
	367	362	376
Créances sur la clientèle :			
Créances de financement	17 269	16 674	17 185
Autres prêts accordés à la clientèle	147	92	112
Créances sur les activités industrielles et commerciales	189	271	139
	17 605	17 037	17 436
Autres actifs d'exploitation :			
Impôts sur les sociétés à court terme	101	85	84
Autres débiteurs	1 041	933	953
A recevoir des activités industrielles et commerciales	84	51	79
	1 226	1 069	1 116
Actifs financiers à court terme :			
Titres de placement	2 328	2 272	2 268
Trésorerie	624	655	738
	2 952	2 927	3 006
Total activités de financement	22 223	21 473	22 009
Total groupe	60 427	58 294	58 064

Passif	30/06/04	30/06/03	2003
Capitaux propres - Part du groupe :			
Capital social	243	259	243
Réserves et résultats nets consolidés	12 724	12 419	12 364
Titres d'autocontrôle	– 125	– 684	– 16
Ecarts de conversion	– 680	– 638	– 727
	12 162	11 356	11864
Activités industrielles et commerciales :			
Intérêts minoritaires	618	634	617
Provisions et passifs à long terme :			
Impôts différés à long terme	1 521	1 176	1 329
Provisions	1 592	1 702	1 623
Autres passifs à long terme	130	70	96
	3 243	2 948	3 048
Emprunts à long terme	3 587	3 284	3 609
Dettes d'exploitation à court terme :			
Fournisseurs d'exploitation et effets à payer	10 970	10 616	10 021
Impôts sur les sociétés à court terme	316	455	368
Autres créanciers	6 253	6 192	5 401
Dû aux activités de financement	79	71	96
	17 618	17 334	15 886

Passif	30/06/04	30/06/03	2003
Dettes financières à court terme :			
Emprunt à long-terme partie à moins d'un an	81	291	270
Autres financements à court terme et découverts bancaires	2 559	2 376	2 350
Découverts bancaires auprès des activités de financement	194	251	122
	2 834	2 918	2 742
Total activités industrielles et commerciales	27 900	27 118	25 902
Activités de financement :			
Intérêts minoritaires	46	67	70
Provisions et passifs long terme :			
Impôts différés à long terme	195	156	170
Provisions	62	56	53
Dettes subordonnées et autres	62	65	64
	319	277	287
Dettes financières :			
Dettes envers les établissements de crédit	6 245	6 572	5 887
Autres emprunts	11 556	10 725	12 009
Comptes ordinaires créditeurs	89	138	169
	17 890	17 435	18 065
Dettes à la clientèle :			
Dépôts de la clientèle	233	215	191
Dépôts des activités industrielles et commerciales	155	123	132
	388	338	323
Autres dettes d'exploitation :			
Impôts sur les sociétés à court terme	96	82	75
Autres créanciers	1 175	1 200	1 195
Du aux activités industrielles et commerciales	451	421	283
	1 722	1 703	1 553
Total activités de financement	20 365	19 820	20 298
Total groupe	60 427	58 294	58 064

II. — Comptes de résultats consolidés.

(En millions d'euros.)

	Notes	30/06/04	30/06/03	2003
Activités industrielles et commerciales :				
Chiffre d'affaires		28 204	26 987	52 683
Charges opérationnelles :				
Coûts des biens et services vendus		– 22 208	– 20 876	– 41 176
Frais généraux et commerciaux		– 4 065	– 3 946	– 7 613
Frais d'études, de recherche et de développement		– 1 104	– 1 074	– 2 098
		– 27 377	– 25 896	– 50 887
Marge opérationnelle		827	1 091	1 796
Coût des départs anticipés de certains salariés		– 5	– 9	– 19
Autres produits et (charges) :				
Frais de rationalisation des structures		– 29	– 17	– 42
Produits (frais) fi-				
Autres revenus et (charges) nets	6	94	25	197
		23	16	125
Résultat avant impôts des sociétés intégrées		845	1 098	1 902
Impôts sur les résultats	8	– 231	– 339	– 563
Résultat net des sociétés industrielles et commerciales intégrées		614	759	1 339
Activités de financement :				
Chiffre d'affaires :				
Hors Groupe		738	776	1 555
Intra-groupe		123	84	169
		861	860	1 724
Charges opérationnelles	7	– 620	– 662	– 1 306
Marge opérationnelle		241	198	418
Autres produits et (charges)		– 3	– 2	– 5
Résultat avant impôts des sociétés intégrées		238	196	413
Impôts sur les résultats	8	– 89	– 49	– 122
Résultat net des sociétés de financement intégrées		149	147	291
Résultat net des sociétés intégrées du groupe		763	906	1 630
Part dans le résultat net des sociétés en équivalence	10	– 5	44	46
Amortissements des écarts d'acquisition		– 62	– 65	– 158
Résultat net de l'ensemble consolidé		696	885	1 518
(Bénéfice) perte revenant aux intérêts minoritaires		– 15	– 16	– 21
Résultat net - Part du Groupe		681	869	1 497
Résultat net par action de 1 € :				
Nombre d'actions moyen en circulation		241 931 795	245 140 644	243 902 478
En euro par action		2,81	3,54	6,14

III. — Tableaux de flux de trésorerie consolidés.

(En millions d'euros)	30/06/04	30/06/03	2003
Activités industrielles et commerciales :			
Résultat net des sociétés intégrées	614	759	1 339
Elimination des charges nettes sans effet sur la trésorerie			
Dotations aux amortissements	1 217	1 189	2 214
Dotations nettes aux provisions	– 121	1	– 29
Variation des impôts différés à long terme	168	– 8	115
Résultats sur cessions et autres	– 61	23	– 113
Dividendes reçus des sociétés en équivalence	6	21	21
Marge brute d'autofinan-			

(En millions d'euros)	30/06/04	30/06/03	2003
Variations des actifs et passifs d'exploitation (Note 13)	482	48	– 224
Flux des activités industrielles et commerciales liés à l'exploitation	2 305	2 033	3 323
Cessions de titres de participation	2	6	6
Cessions d'immobilisations corporelles	25	67	142
Investissements en immobilisations corporelles	– 1 426	– 1 427	– 3 007
Acquisitions de sociétés consolidées	– 23	– 191	– 225
Acquisitions de titres de participation	– 13	– 15	– 19
Changements de périmètre et autres	– 34	– 38	– 20
Flux des activités industrielles et commerciales liés aux investissements	– 1 469	– 1 598	– 3 123
Activités de financement :			
Résultat net des sociétés intégrées	149	147	291
Elimination des charges nettes sans effet sur la trésorerie	56	35	52
Marge brute d'autofinancement	205	182	343
Variations des actifs et passifs d'exploitation (Note 13)	– 261	– 133	– 92
Flux des activités de financement liés à l'exploitation	– 56	49	251
Flux des activités de financement liés aux investissements	– 10	– 3	– 52
Toutes activités :			
Dividendes versés :			
Aux actionnaires de Peugeot S.A.	– 321	– 325	– 325
Aux minoritaires des filiales intégrées	– 41	– 38	– 41
Acquisitions de titres d'autocontrôle	– 109	– 116	– 147
Variations des autres actifs et passifs financiers (Note 14)	26	– 97	428
Autres	30	– 25	14
Flux des opérations financières	– 415	– 601	– 71
Mouvements de conversion	15	– 32	– 4
Augmentation (diminution) de la trésorerie	370	– 152	324
Trésorerie au début de l'exercice	5 618	5 294	5 294
Trésorerie à la fin de la période	5 988	5 142	5 618

IV. — **Variations des capitaux propres consolidés - Part du groupe.**

(En millions d'euros)	Capitaux propres	Capital social	Primes	Réserves et résultat	Titres d'autocontrôle	Ecarts de conversion
Au 31 décembre 2002	10 984	259		11 875	– 568	– 582
Bénéfice de l'exercice 2003	1 497			1 497		
Dividendes versés (1,35 € par action de 1 €)	– 325			– 325		
Titres d'autocontrôle achetés	– 147				– 147	
Titres d'autocontrôle annulés		– 16		– 683	669	
Mouvement des écarts de conversion	– 145					– 145
Au 31 décembre 2003	11 864	243		12 364	– 16	– 727
Bénéfice du premier semestre 2004	681			681		
Dividendes versés (1,35 € par action de 1 €)	– 321			– 321		
Titres d'autocontrôle achetés	– 109				– 109	
Mouvement des écarts de conversion	47					47
Au 30 juin 2004	12 162	243		12 724	– 125	– 680

V. — **Notes aux états financiers consolidés au 30 juin 2004.**

Note 1. – Principes comptables.

Le groupe établit ses comptes consolidés suivant les principes comptables français. Ces principes sont conformes au règlement CRC 99-02 appliqué depuis l'exercice 2000.

Ces principes comptables sont également conformes aux principes comptables généralement admis aux Etats-Unis d'Amérique dans tous leurs aspects significatifs à l'exception des éléments mentionnes en note 2.

Les principes comptables retenus pour l'élaboration des comptes du premier semestre 2004 sont identiques à ceux appliqués pour la consolidation des comptes de l'exercice précédent. Ils font l'objet d'une présentation détaillée dans le rapport annuel de l'exercice 2003.

Note 2. – Effets de l'application des US GAAP.

A. Effets sur les capitaux propres et le résultat net du groupe. — L'application des principes comptables généralement admis aux Etats-Unis d'Amérique, pour ceux qui ne sont pas autorisés par les principes comptables français et dont la présentation détaillée est donnée dans le rapport annuel de l'exercice 2003, a les effets suivants sur les capitaux propres et le résultat net du groupe :

1. Effets sur les capitaux propres :

(En millions d'euros)	30/06/04	30/06/03	2003
Capitaux propres suivant les règles françaises	12 162	11 356	11 864
Provision complémentaire sur les engagements de retraites	– 789	– 587	– 789
Frais de restructuration :			
Evaluation des plans	10	25	12
Frais de restructuration affectés aux écarts d'acquisition	– 12	– 12	– 12
Frais de développement refacturables inclus dans les stocks :			
Produits par le groupe	– 170	– 158	– 166
Reçus en apport	– 1	– 1	– 1
Ecarts d'acquisition :			
Valeurs brutes	– 94	– 94	– 94
Amortissements	319	193	256
Titrisation	96	58	56
Instruments dérivés et couvertures	29	78	75

(En millions d'euros)	30/06/04	30/06/03	2003
Valorisation des titres de placement	121	256	209
Titres d'autocontrôle affectés aux plans d'options	– 149	– 111	– 150
Impôts	168	48	135
Intérêts minoritaires	– 7	24	9
Situation nette suivant les US GAAP	11 683	11 075	11 404

2. Effets sur le résultat :

(En millions d'euros)	30/06/04	30/06/03	2003
Résultat net suivant les règles françaises	681	869	1 497
Frais de restructuration			
Evaluation des plans	– 1	– 18	– 31
Frais de développement refacturables inclus dans les stocks :			
Produits par le groupe	– 4	– 15	– 23
Ecarts d'acquisition :			
Amortissement des écarts antérieurement constatés	62	65	128
Titrisation	40	12	10
Instruments dérivés et couvertures	– 46	56	53
Impôts	1	– 5	– 1
Intérêts minoritaires	– 16	– 10	– 24
Résultat net suivant les US GAAP	717	954	1 609
Résultat par action de 1 € en circulation (*)	2,96	3,94	6,68

(*) La moyenne des actions en circulation (note 22) est recalculée sous déduction des actions propres inscrites en « Titres de placement ».

B. Détermination du résultat global (comprehensive income). Le groupe détermine le résultat global (comprehensive income) en conformité avec la norme FAS 130 de la façon suivante :

(En millions d'euros)	30/06/04	30/06/03	2003
Résultat net suivant les US GAAP	717	954	1 609
Mouvements des écarts de conversion	47	– 56	– 145
Titres d'autocontrôle affectés aux plans d'options	1		
Provision complémentaire sur les engagements de retraite			– 202
Valorisation des titres de placement	– 89	– 36	– 83
Impôts différés	32	12	95
Intérêts minoritaires			– 1
Résultat global (comprehensive income)	708	874	1 273

Note 3. – Périmètre de consolidation.

A. Nombre de sociétés consolidées :

	30/06/04	30/06/03	2003
Nombre de sociétés à l'ouverture	363	344	344
Nouvelles sociétés :			
Constructeurs automobiles			1
[illegible]	[illegible]	[illegible]	[illegible]

	30/06/04	30/06/03	2003
Equipementiers automobiles	6	6	13
Transporteurs	2	1	1
Autres sociétés industrielles et commerciales	2	2	4
Sociétés de financement	3		
Sociétés déconsolidées		– 1	– 1
Sociétés absorbées et dissoutes	– 6	– 2	– 10
Nombre de sociétés à la clôture	375	352	363

B. Evolution du périmètre au premier semestre 2004. — La prise en compte des nouvelles sociétés dans le périmètre de consolidation n'a pas eu d'impact significatif sur les données consolidées.

Note 4. – Information par secteurs d'activités et zones géographiques.

A. Secteurs d'activités :

1. Activités industrielles et commerciales : Pour ces activités, le groupe est géré en trois segments principaux :

— La division automobile, qui regroupe les activités de conception, de fabrication et de commercialisation des voitures particulières et véhicules utilitaires de marque Peugeot et de marque Citroën ;

— La division équipement automobile, constituée du groupe Faurecia, spécialisé dans les métiers des pièces d'intérieur véhicules, des sièges automobiles, des blocs avant et des systèmes d'échappement ;

— La division transport et logistique, constituée du groupe Gefco spécialisé dans la logistique et le transport de véhicules et de marchandises.

Les autres activités, hors financement, du groupe incluent notamment celle de la société Peugeot S.A. , tête de groupe et les activités qui lui sont directement rattachées, la fabrication de motocycles, la commercialisation de moteurs et la conception de biens d'équipements industriels.

La ventilation de l'activité du groupe dans ces secteurs, pour les principaux indicateurs de sa performance, est la suivante :

30 juin 2004 (En millions d'euros)	Automobile	Equipement automobile	Transport et logistique	Autres	Eliminations	Total
Chiffre d'affaires :						
De l'activité (hors groupe)	23 162	4 209	537	296		28 204
Ventes inter-activités (groupe)	126	1 312	932	156	– 2 526	
Total	23 288	5 521	1 469	452	– 2 526	28 204
Marge opérationnelle	537	201	80	10	– 1	827
Produits (frais) financiers nets	– 25	– 34	– 4	21		– 42
Bénéfice avant impôts des sociétés intégrées	504	137	76	129	– 1	845
Résultat brut des sociétés mises en équivalence	– 7	– 1				– 8
Immobilisations incorporelles	134	24	35			193
Immobilisations corporelles	10 448	1 507	291	127		12 373
Investissements en immobilisations corporelles	1 213	178	27	8		1 426
Dotations aux amortissements des immobilisations corporelles, y compris outillages spécifiques	1 011	176	18	12		1 217
Frais d'études, de recherche et de développement	957	147				1 104
Marge brute d'auto-	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]

30 juin 2003 (En millions d'euros)	Automobile	Equipement automobile	Transport et logistique	Autres	Eliminations	Total
Chiffre d'affaires :						
De l'activité (hors Groupe)	22 276	3 944	504	263		26 987
Ventes inter-activités (groupe)	120	1 298	901	220	– 2 539	
Total	22 396	5 242	1 405	483	– 2 539	26 987
Marge opérationnelle	846	161	74	17	– 7	1 091
Produits (frais) financiers nets	29	– 43	– 4	26		8
Bénéfice avant impôts des sociétés intégrées	882	109	70	44	– 7	1 098
Résultat brut des sociétés mises en équivalence	43	6				49
Immobilisations incorporelles	138	20	36			194
Immobilisations corporelles	9 830	1 490	270	130		11 720
Investissements en immobilisations corporelles	1 229	161	22	15		1 427
Dotations aux amortissements des immobilisations corporelles, y compris outillages spécifiques	1 003	158	17	11		1 189
Frais d'études, de recherche et de développement	930	135		9		1 074
Marge brute d'autofinancement	1 707	199	69	14	– 4	1 985

2003 (En millions d'euros)	Automobile	Equipement automobile	Transport et logistique	Autres	Eliminations	Total
Chiffre d'affaires :						
De l'activité (hors Groupe)	43 453	7 733	988	509		52 683
Ventes inter-activités (Groupe)	231	2 390	1 754	459	– 4 834	
Total	43 684	10 123	2 742	968	– 4 834	52 683
Marge opérationnelle	1 300	303	143	50		1 796
Produits (frais) financiers nets	26	– 83	– 9	36		– 30
Bénéfice avant impôts des sociétés intégrées	1 337	187	132	246		1 902
Résultat brut des sociétés mises en équivalence	53	4				57
Immobilisations incorporelles	125	20	36			181
Immobilisations corporelles	10 262	1 484	282	130		12 158
Investissements en immobilisations corporelles	2 574	354	54	25		3 007
Dotations aux amortissements des immobilisations corporelles, y compris outillages spécifiques	1 843	316	35	20		2 214
Frais d'études, de recherche et de développement	1 840	241		17		2 098
Marge brute d'autofinancement	2 888	411	130	118		3 547

2. Activités de financement : La division financement, qui correspond au groupe Banque PSA Finance, assure le financement des ventes aux clients des marques Peugeot et Citroën ainsi que celui de leurs réseaux de distribution.

Cette activité de nature particulière par rapport aux autres activités du groupe est présentée de façon individualisée dans les comptes consolidés pour une meilleure lisibilité de ceux-ci.

B. Zones géographiques. — Les postes ci-dessous sont ventilés : pour le chiffre d'affaires par zone de commercialisation à la clientèle, pour les autres informations par zone d'implantation des sociétés consolidées.

1. Activités industrielles et commerciales :

(En millions d'euros)	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
30 juin 2004 :					

(En millions d'euros)	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Immobilisations incorporelles	173	2	2	16	193
Immobilisations corporelles	11 534	324	328	187	12 373
Investissements	1 258	94	45	29	1 426
30 juin 2003 :					
Chiffre d'affaires :	23 063	1 181	555	2 188	26 987
Immobilisations incorporelles	179	2	2	11	194
Immobilisations corporelles	11 019	192	349	160	11 720
Investissements	1 353	33	22	19	1 427
2003 :					
Chiffre d'affaires	44 190	2 416	1 162	4 915	52 683
Immobilisations incorporelles	165	2	2	12	181
Immobilisations corporelles	11 437	240	317	164	12 158
Investissements	2 796	104	56	50	3 007

2. Activités de financement : L'activité de la division financement s'exerce essentiellement en Europe de l'Ouest.

Note 5. – Informations de synthèse au niveau du groupe.

Le groupe couvre des activités de financement et des activités industrielles et commerciales. Les principaux indicateurs consolidés toutes activités confondues sont les suivants :

(En millions d'euros)	30/06/04	30/06/03	2003
Chiffre d'affaires :			
Activités industrielles et commerciales	28 204	26 987	52 683
Activités de financement hors groupe	738	776	1 555
Chiffre d'affaires consolidé	28 942	27 763	54 238
Europe de l'Ouest	24 123	23 823	45 712
Autres pays d'Europe	1 342	1 181	2 416
Amérique latine	656	571	1 195
Reste du monde	2 821	2 188	4 915
Marge opérationnelle :			
Activités industrielles et commerciales	827	1 091	1 796
Activités de financement	241	198	418
Marge opérationnelle consolidée	1 068	1 289	2 214
Résultat avant impôt des sociétés intégrées :			
Activités industrielles et			

(En millions d'euros)	30/06/04	30/06/03	2003
Activités de financement hors groupe	238	196	413
Résultat avant impôt des sociétés intégrées	1 083	1 294	2 315
Impôt groupe	– 320	– 388	– 685
Résultat net des sociétés intégrées	763	906	1 630
Immobilisations incorporelles	240	230	223
Immobilisations corporelles	12 424	11 770	12 209
Total bilan			
Cumul des activités industrielles et commerciales et des activités de financement	60 427	58 294	58 064
Elimination des comptes interactivités	– 879	– 866	– 633
Total bilan consolidé toutes activités	59 548	57 428	57 431
Investissements en immobilisations corporelles :			
Activités industrielles et commerciales	1 426	1 427	3 007
Activités de financement	6	5	13
Investissements consolidés	1 432	1 432	3 020
Cessions d'immobilisations corporelles :			
Activités industrielles et commerciales	25	67	142
Activités de financement	3	2	7
Cessions consolidées	28	69	149
Dotations aux amortissements des immobilisations corporelles	1 221	1 193	2 221
Marge brute d'autofinancement :			
Activités industrielles et commerciales	1 823	1 985	3 547
Activités de financement	205	182	343
Marge brute d'autofinancement consolidée	2 028	2 167	3 890

Note 6. – Autres revenus et (charges) nets des activités industrielles et commerciales.

(En millions d'euros)	30/06/04	30/06/03	2003
Plus-values nettes sur cessions d'éléments d'actif	97	12	184
Modification des régimes de retraite complémentaire		2	2
Produits (pertes) de change nets		5	11
Dotations nettes aux provisions pour risques et dépréciation d'actifs long terme	– 2	– 1	– 8
Revenus des titres de participation		7	8
Autres	– 1		
Total	94	25	197

Les plus-values nettes sur cessions d'éléments d'actif comprennent :

— au 30 juin 2004 : 98 millions d'euros de profits de cession sur titres des placements à court terme ;

— en 2003 : des profits de cession sur titres des placements court-terme réalisés au second semestre pour 160 millions d'euros.

Note 7. – Charges opérationnelles des actvités de financement.

(En millions d'euros)	30/06/04	30/06/03	2003
Intérêts et charges bancaires	– 301	– 358	– 680
Commissions d'apporteurs	– 122	– 111	– 233
Autres coûts d'acquisition	– 11	– 11	– 18
Frais de structure	– 151	– 152	– 299
Pertes nettes sur créances douteuses	– 35	– 30	– 76
Total	– 620	– 662	– 1 306

Note 8. – Impôts sur les résultats.

A. Justification ou taux apparent d'impôt groupe. La charge d'impôt de la période est calculée sur la base des résultats avant impôts ventilés par secteurs fiscaux auxquels sont appliqués les taux d'imposition estimés pour l'exercice complet.

La réconciliation entre le taux légal en France de 35,4 % et la synthèse groupe des taux estimés s'établit comme suit :

(En pourcentage)	30/06/04	30/06/03	2003
Taux d'impôt légal en France pour l'exercice	– 35,4	– 35,4	– 35,4
Différences permanentes	– 0,1	– 0,4	– 0,1
Résultat taxable à taux réduit (France)	2,2	0,7	1,9
Crédits d'impôts	1,3	2,4	1,9
Effet des différences de taux à l'étranger et autres	3,2	3,0	3,2
Actifs sur déficits provisionnés	– 0,8	– 0,3	– 1,1
Total	– 29,6	– 30,0	– 29,6

B. Détail des actifs d'impôts différés sur déficits :

(En millions d'euros)	30/06/04	30/06/03	2003
Valeurs brutes	448	434	430
Provisions pour dépréciation	– 230	– 172	– 216
Valeurs nettes	218	262	214

La provision couvre ceux de ces actifs dont la réalisation future présente un caractère aléatoire.

C. Précisions. — Les impôts différés reconnus sur des bases non actualisées ont une position globalement passive. Ils n'ont fait l'objet d'aucune actualisation dans la mesure où les échéances de reversement ne peuvent être déterminées avec certitude.

Note 9. – Ecarts d'acquisition.

A. Activités industrielles et commerciales :

1. Détail de la valeur nette par société détenue :

(En millions d'euros)	30/06/04	30/06/03	2003
Faurecia :			
Sur opération Bertrand Faure	563	605	584
Sur opération Sommer Allibert	141	150	145
Groupe Sommer Allibert	1 008	1 071	1 039
Faurecia Exhaust Systems	137	156	137
Autres filiales de Faurecia	60	21	35
Gefco GmbH & Co		28	
Dongfeng Peugeot Citroën Automobile	12	13	11
Peugeot Automotiv Pazarlama AS (Popas)	11	12	11
Automoviles Citroën España			2
Total	1 932	2 056	1 964

2. Evolution du poste écarts d'acquisition :

(En millions d'euros)	30/06/04	30/06/03	2003
Valeurs nettes à l'ouverture	1 964	2 120	2 120
Acquisition de Sommer Allibert			1
Nouveaux écarts	23	15	32
Effets de la conversion	5	– 16	– 32
Amortissements courants	– 60	– 63	– 129

(En millions d'euros)	30/06/04	30/06/03	2003
Amortissements exceptionnels			– 28
Valeurs nettes à la clôture	1 932	2 056	1 964

L'amortissement exceptionnel en 2003 concerne Gefco GmbH & Co KG.

B. Activités de financement. — Ce poste ne concerne que la société Crédipar.

Il s'élève à une valeur brute de 100 millions d'euros, amortie sur 20 ans, à hauteur de 27 millions d'euros au 30 juin 2004, soit une valeur nette de 73 millions d'euros.

Note 10. – Titres mis en équivalence.

Les sociétés mises en équivalence (participations comprises entre 20 et 50 %) sont des sociétés industrielles et commerciales qui ont pour objet de produire, soit des pièces et équipements destinés à la construction automobile, soit des véhicules complets.

A. Evolution de la valeur d'équivalence :

(En millions d'euros)	30/06/04	30/06/03	2003
A l'ouverture de l'exercice	550	351	351
Dividendes et transferts de résultat	– 6	– 21	– 21
Quote-part du résultat net	– 5	44	47
Entrées en consolidation et augmentations de capital :			
Dongfeng Peugeot Citroën Automobile		58	58
Toyota Peugeot Citroën Automobiles		118	118
Stafim	5		
Sevelnord			20
Acquisitions		4	13
Sorties	– 10		
Mouvements de conversion	9	– 13	– 36
A la clôture de l'exercice	543	541	550

B. Quote-part des capitaux propres des sociétés mises en équivalence :

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Coopération avec Renault :				
Française de Mécanique	50	75	72	72
Société de Transmissions Automatiques	20	3	3	3
Coopération avec Fiat :				
Sevelnord	50	60	26	55
Gisevel	50	9	7	8
Sevelind	50	– 29	– 49	– 41
Sevel SpA	50	105	119	106
Coopération avec Toyota :				
Toyota Peugeot Citroën Automobiles	50	132	150	144
Dongfeng Peugeot Citroën Automobile	32	148	168	152
Autres :				
Siemens Automotiv Hydraulics	48	3	2	3
Stafim	34	5		
Sociétés du groupe Faurecia		32	43	48
Total		543	541	550

C. Quote-part des résultats nets des sociétés mises en équivalence :

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Coopération avec Renault				
Française de Mécanique	50	3	– 11	– 11
Société de Transmissions				
Coopération avec Fiat :				
Sevelnord	50	5	7	16
Gisevel	50	1	1	2
Sevelind	50	12	9	17
Sevel SpA	50	– 1	4	– 9
Coopération avec Toyota :				
Toyota Peugeot Citroën Automobiles	50	– 15		– 2
Dongfeng Peugeot Citroën Automobile	32	– 9	31	32
Autres :				
Siemens Automotiv Hydraulics	48		– 1	
Stafim	34			
Sociétés du groupe Faurecia		– 1	4	1
Total		– 5	44	46
Soit : Résultat brut		– 8	49	57
Impôts		3	– 5	– 11
Résultat net		– 5	44	46

La quote-part de résultat de Dongfeng Peugeot Citroën Automobile comptabilisée au premier semestre 2003 correspond à huit mois d'activité (octobre 2002 à mai 2003), celle de l'année 2003 correspond à quatorze mois d'activité. En 2004, il n'y a plus de décalage de comptabilisation des résultats.

D. Quote-part des éléments financiers caractéristiques des sociétés mises en équivalence :

1. Information globale :

(En millions d'euros)	30/06/04	30/06/03	2003
Capitaux employés :			
Immobilisations corporelles	971	877	896
Besoin en fonds de roulement	327	455	389
Autres capitaux employés	22		– 19
Total	1 320	1 332	1 266
Investissements en immobilisations corporelles	48	81	233
Position financière nette :			
Dettes à long et moyen terme	– 384	– 305	– 323
Autres éléments financiers	– 160	– 291	– 242
Total	– 544	– 596	– 565

2. Détail par société des capitaux employés totaux :

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Coopération avec Renault :				
Française de Mécanique	50	165	203	214
Société de Transmissions Automatiques	20	7	12	11
Coopération avec Fiat :				
Sevelnord	50	160	165	147
Cisevel	50	48	53	51
Sevelind	50	107	145	127
Sevel SpA	50	252	254	212
Coopération avec Toyota :				
Toyota Peugeot Citroën Automobiles	50	209	104	143
Dongfeng Peugeot Citroën Automobile	32	327	311	319

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Autres :				
Siemens Automotiv Hydraulics	48	1	1	3
Stafim	34			
Sociétés du groupe Faurecia		44	84	39
Total		1 320	1 332	1 256

3. Détail par société de la position financière nette

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Coopération avec Renault :				
Française de Mécanique	50	– 66	– 112	– 115
Société de Transmissions Automatiques	20	– 3	– 4	– 3
Coopération avec Fiat :				
Sevelnord	50	– 89	– 120	– 86
Gisevel	50	– 28	– 35	– 33
Sevelind	50	– 66	– 95	– 82
Sevel SpA	50	– 107	– 90	– 97
Coopération avec Toyota :				
Toyota Peugeot Citroen Automobiles :	50	– 67	46	
Dongfeng Peugeot Citroën Automobile	32	– 149	– 145	– 159
Autres :				
Siemens Automotiv Hydraulics	48		– 1	– 1
Stafim	34	5		
Sociétés du groupe Faurecia		26	– 40	11
Total		– 544	– 596	– 565

E. Dettes et créances vis-à-vis des sociétés mises en équivalence :

(En millions d'euros)	30/06/04	30/06/03	2003
Prêts - part à plus d'un an	31	40	36
Prêts - part à moins d'un an	91	179	98
Créances d'exploitation	308	249	275
Dettes d'exploitation	– 1 137	– 1 113	– 1 134
Crédits à court terme	– 115	– 10	– 81

Note 11. – Titres de participation des sociétés industrielles et commerciales.

A. Valeur des titres de participation :

(En millions d'euros)	30/06/04	30/06/03	2003
Valeurs brutes	110	124	104
Provisions	– 41	– 47	– 41
Valeurs nettes	69	77	63

B. Ventilation de la valeur nette par titre :

(En millions d'euros)	Dernier % de détention	30/06/04	30/06/03	2003
Football Club de Sochaux Montbéliard	100	14	4	14
Peugeot Rus Avto	100	5		
Peugeot Automobile Nigeria	40	8	8	8
Concessionnaires non consolidés		15	24	16
Portefeuille du groupe Faurecia		7	17	6
Autres titres		20	24	19
Total		69	77	63

Les autres titres comprennent des participations dans des sociétés sans activité ou d'activité non significative.

C. Evolution de la valeur nette :

(En millions d'euros)	30/06/04	30/06/03	2003
Valeurs nettes à l'ouverture	63	85	85
Titres acquis ou souscrits	36	15	19
Titres reçus en apports	5	3	3
Première consolidation	– 32	– 17	– 32
Titres cédés	– 2	– 6	– 6
Dotations nettes aux provisions	– 1	– 3	– 5
Variation de conversion et autres			– 1
Valeurs nettes à la clôture	69	77	63

Note 12. – Programmes de rachat d'actions.

Dans le cadre des autorisations données par les assemblées générales ordinaires, des actions de la société Peugeot S.A. ont été rachetées par le groupe.

La part du capital social détenue par le groupe a évolué de la façon suivante :

(En nombre d'actions)	Autorisations	Réalisations		
		30/06/04	30/06/03	2003
Détentions à l'ouverture		4 086 884	15 208 709	15 208 709
Achats d'actions :				
Assemblée générale ordinaire du 15 mai 2002	29 400 000		3 095 007	3 095 007
Assemblée générale ordinaire du 28 mai 2003	10 % du capital	1 615 000		1 799 668
Assemblée générale ordinaire du 26 mai 2004	24 000 000	915 000		
Annulations d'actions :				
Assemblée générale extraordinaire du 28 mai 2003	10 % du capital			–16 000 000
Ventes d'actions :				
Levées d'options d'achat		– 63 200	– 15 000	–16 500
Autres				
Détentions à la clôture		6 553 684	18 288 716	4 086 884
Options d'achat		3 700 000	2 768 200	3 763 200
Autocontrôle		2 853 684	15 520 516	323 684

Note 13. – Variation des actifs et passifs d'exploitation.

A. Activités industrielles et commerciales :

(En millions d'euros)	30/06/04	30/06/03	2003
Augmentation des stocks	– 76	– 742	– 521
Augmentation des clients	– 703	– 480	– 32
Augmentation des fournisseurs	897	764	171
Variation des impôts	40	162	6
Autres variations	487	538	110
(Augmentation)/Diminution des créances nettes sur les activités de financement	– 83	– 194	42
Total	482	48	– 224

B. Activités de financement :

(En millions d'euros)	30/06/04	30/06/03	2003
(Augmentation)/Diminution des créances de financement des ventes	96	– 1 144	– 1 684

(En millions d'euros)	30/06/04	30/06/03	2003
(Augmentation)/Diminution des placements à court terme	– 252	400	25
Augmentation/(Diminution) des dettes financières	– 52	– 10	1 026
Variation des impôts	9		– 5
Autres variations	– 198	463	413
Augmentation des dettes nettes vis-à-vis des activités industrielles et commerciales	136	158	133
Total	– 261	– 133	– 92

En complément des opérations de titrisation effectuées en 2001 et 2002 en France et en Espagne et suivant des modalités similaires, le groupe Banque PSA Finance a cédé 1 milliard d'euros de créances de sa filiale PSA Finance Deutschland GmbH au compartiment 2004-1 du Fonds Commun de créances AutoABS. Les créances ainsi titrisées ne figurent plus au bilan.

Note 14. – Variation des autres actifs et passifs financiers.

(En millions d'euros)	30/06/04	30/06/03	2003
Augmentation des emprunts	52	93	716
Remboursement des emprunts et conversion d'obligations	– 262	– 335	– 648
(Augmentation)/Diminution des prêts et créances à long terme	– 5	– 118	312
Diminution des placements à court terme	111	298	323
Augmentation/(Diminution) des financements à court terme et découverts bancaires	182	– 71	– 100
(Augmentation)/Diminution du financement net de l'activité de financement par les activités industrielles et commerciales	– 52	36	– 175
Total	26	– 97	428

Note 15. – Position financière nette des activités industrielles et commerciales.

La position financière nette est déterminée comme suit :

(En millions d'euros)	30/06/04	30/06/03	2003
Position hors groupe :			
Trésorerie	5 364	4 487	4 880
Placements à court terme	925	809	937
Financements à court terme et découverts bancaires	– 2 559	– 2 376	– 2 350
Emprunts à long terme - partie à moins d'un an	– 81	– 291	– 270
Prêts à moins d'un an	262	419	301
Emprunts à long terme	– 3 587	– 3 284	– 3 609
Créances et titres de détention durable	624	935	591
	948	699	480
Position vis-à-vis des sociétés de financement :			
Actifs financiers à court terme	330	200	205
Dettes financières à court terme	– 194	– 251	– 122
	136	– 128	83
Total	1 084	571	563

Note 16. – Les capitaux employés.

Les capitaux employés dont le contenu, retenu par le groupe, est défini dans la note 43 a) des états financiers de l'exercice 2003, s'établissent comme suit :

(En millions d'euros)	30/06/04	30/06/03	2003
Activités industrielles et commerciales :			
Ecarts d'acquisition :			
Valeur nette	1 932	2 056	1 964
Annulation des amortissements exceptionnels			28
Immobilisations incorporelles	193	194	181
Immobilisations corporelles	12 373	11 720	12 158
Titres de participation	69	77	63
Autres valeurs immobilisées	330	243	239
Stocks	6 785	6 880	6 660
Clients	4 077	3 840	3 363
Créances sur les concessionnaires hors groupe, cédées aux sociétés de financement, dont le coût de financement est pris en charge à la division automobile	2 562	2 640	2 659
Autres débiteurs	2 987	3 055	2 636
Provisions pour charges opérationnelles	– 1 137	– 1 132	– 1 171
Subventions d'équipements	– 113	– 51	– 81
Fournisseurs	– 10 970	– 10 616	– 10 021
Autres créanciers hors coût de départ anticipé de certains salariés	– 6 188	– 6 135	– 5 295
Quote-part du groupe dans les capitaux employés par les sociétés mises en équivalence	1 320	1 332	1 266
Provision pour restructuration	– 70	– 89	– 65
Activités de financement :			
Quote-part de fonds propres de Banque PSA Finance	1 591	1 401	1 456
Total	15 741	15 415	16 040

Note 17. – Engagements de retraites.

Les salariés du groupe bénéficient dans certains pays de compléments de retraites qui sont versés annuellement aux retraités ou d'indemnités de départ à la retraite qui sont versées en une fois au moment du départ à la retraite. Les principaux pays concernés sont la France, le Royaume-Uni et l'Allemagne.

A. Engagements, montants des fonds et provisions nettes - Evolution :

(En millions d'euros)	30/06/04	30/06/03	2003
Valeur actuelle des prestations pour services rendus :			
A l'ouverture de l'exercice	3 194	2 725	2 725
Droits supplémentaires acquis et actualisation de la période	131	111	220
Prestations servies sur la période	– 47	– 57	– 124
Ecarts de réestimation de la période			478
Change et autres variations	76	– 88	– 105
A la clôture de la période A	3 354	2 691	3 194
Couverture des engagements :			
A l'ouverture de l'exercice	1 792	1 668	1 668
Rendement attendu des fonds	61	56	111
Dotations et prestations versées sur la période	204	– 16	– 35

(En millions d'euros)	30/06/04	30/06/03	2003
Ecarts de réestimation de la période	– 17	20	114
Change et autres variations	50	– 59	– 66
A la clôture de la période B	2 090	1 669	1 792
Eléments différés :			
A l'ouverture de l'exercice	1 242	981	981
Amortissement des éléments différés sur la période	– 43	– 28	– 57
Nouveaux éléments différés de la période	17	– 20	364
Change et autres variations	29	– 35	– 46
A la clôture de la période C	1 245	898	1 242
Eléments comptabilisés au bilan :			
A l'ouverture de l'exercice	160	76	76
Dotation de la période	113	83	165
Versements aux fonds externes	– 243	– 28	– 63
Change et autres variations	– 11	– 7	– 18
A la clôture de la période (D = A – B – C)	19	124	160

B. Modalités de calcul à fin juin 2004. — Les engagements au 30 juin ne font pas l'objet d'une nouvelle évaluation actuarielle. Il s'agit d'une projection sur la base des résultats au 31 décembre 2003 calculés selon les principes et hypothèses actuarielles énoncés dans la note 45 des états financiers de l'exercice 2003.

Les nouveaux écarts actuariels sur le premier semestre 2004 correspondent à l'écart entre le rendement attendu des actifs financiers et les rendements effectifs. Sur une base annuelle :

— les rendements effectifs sont 5,55 % pour la France et 5,13 % pour le Royaume-Uni,

— les rendements attendus sont 6,00 % pour la France et 7,00 % pour le Royaume-Uni.

C. Versements aux fonds externes. — En France, des versements aux fonds externes de 209 millions d'euros ont été faits en juin 2004 pour couvrir une partie des engagements des sociétés du groupe au titre des retraites complémentaires et des indemnités de départ en retraite.

Note 18. – Gestion de risques de change et de taux d'intérêt.

A. Activités industrielles et commerciales :

1. Risque de change : Pour les principales devises étrangères la position nette pour les activités industrielles et commerciales est la suivante :

(En millions d'euros)	GBP	YEN	USD	PLN	CHF	BRL	Autres
Total actifs	371	81	270	144	45	10	454
Total passifs	– 839			– 52		– 16	– 100
Position nette avant gestion	– 468	81	270	92	45	– 6	354
Position hors bilan	481	– 74	– 264	– 96	– 45	7	– 365
Position nette après gestion	13	7	6	– 4		1	– 11

Il s'agit de la position du groupe induit par toutes les opérations comptabilisées au bilan au 30 juin 2004. Par ailleurs, le groupe a contracté des couvertures pour ses ventes futures de véhicules au Japon pour un total nominal de 348 millions d'euros et des options de vente de livres sterling pour l'ensemble de ses transactions en livres sterling pour un total nominal de 2 175 millions d'euros.

En 2004 la méthode de comptabilisation du risque de change a été affinée de la façon suivante :

— L'amortissement sur la période de facturation des primes des options de couvertures de flux futurs, antérieurement imputé en marge opérationnelle, est classé dorénavant en produits (frais) financiers nets. Il correspond à l'amortissement de la valeur temps payé à l'achat des primes ;

— L'écart de comptabilisation des couvertures entre taux standard et taux effectif, antérieurement imputé en autres revenus et charges nets (produits (pertes) de change nets) est classé dorénavant en marge opérationnelle.

Cette méthode de comptabilisation appliquée aux données 2003 les a modifiées de la façon suivante :

(En millions d'euros)	30/06/03	31/12/03
Marge opérationnelle	11	19
Produits (frais) financiers	– 4	– 7
Autres revenus et charges	– 7	– 12
Résultat net	0	0

2. Risque de taux :

(En millions d'euros)	Jour le jour à 1 an	1 à 5 ans	Supérieur à 5 ans	Total
Total actif	6 912	66	62	7 040
Total passifs	– 3 661	– 530	– 2 225	– 6 416
Position nette avant gestion	3 251	– 464	– 2 163	624
Position hors bilan	– 3 254	214	2 090	– 950
Position nette après gestion	– 3	– 250	– 73	– 326

Ce tableau positionne les actifs et les dettes en fonction de leur date d'échéance pour ceux qui sont à taux fixe et en fonction de la prochaine

Le hors bilan classe les swaps et autres opérations dérivées en positif pour la partie prêteur du swap et en négatif pour la partie emprunteur du swap.

Une diminution des taux de 1 % entraînerait un manque à gagner de 4 millions d'euros.

La position nette après gestion dont les échéances sont supérieures à 1 an, correspond principalement au fonds de participation des salariés pour 247 millions d'euros et aux dettes sur locations capitalisées pour 143 millions d'euros.

La position hors bilan cumulée de (950) millions d'euros représente le risque ponctuel conservé pour profiter d'opportunités de marché.

B. Activités de financement :

1. Risque de change : La position nette des activités de financement dans les principales devises étrangères est la suivante :

(En millions d'euros)	GBP	YEN	USD	CHF	Autres
Total actifs	1 152		8	287	
Total passifs		– 316	– 222		– 67
Position nette avant gestion	1 152	– 316	– 214	287	– 67
Position hors bilan	– 1 152	316	214	– 287	67
Position nette après gestion					

2. Risque de taux :

(En millions d'euros)	Jour le jour à 1 an	1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	14 404	6 400		20 804
Total passifs	– 15 131	– 2 654	– 452	– 18 238
Position nette avant gestion	– 728	3 746	– 452	2 566
Position hors bilan	63	– 1 213	452	– 698
Position nette après gestion	– 665	2 533		1 868

Ce tableau positionne les actifs et les dettes en fonction de leur date d'échéance pour ceux qui sont à taux fixe et en fonction de la prochaine

Le hors bilan classe les swaps et autres opérations dérivées en positif pour la partie prêteur du swap et en négatif pour la partie emprunteur du swap.

Une diminution des taux de 1 % entraînerait un manque à gagner de 0,4 million d'euros.

La position nette après gestion dont les échéances sont comprises entre 1 à 5 ans, correspond aux actifs nets couverts par les fonds propres du groupe Banque PSA Finance.

La position hors bilan cumulée de (698) millions d'euros représente le risque ponctuel conservé pour profiter d'opportunités de marché.

Note 19. – Risque action.

Le risque action est le risque de prix lié à une variation défavorable du prix de titres de capital détenus.

(En millions d'euros)	Portefeuille d'actions tierces ou d'OPCVM actions	Portefeuille d'actions propres
Position à l'actif nette	189	149
Hors bilan		
Position nette globale	189	149
Sensibilité	– 3	

Le portefeuille d'actions tierces ou d'OPCVM est composé de titres à liquidité restreinte pour 66 millions d'euros, d'autres actions cotées classées en titres de placement pour 96 millions d'euros et de 27 millions d'actions détenues dans le cadre de mandats de gestion.

Le portefeuille d'actions propres a été constitué pour satisfaire aux besoins des plans d'options d'achats accordés aux salariés.

Les titres sont comptabilisés à leur valeur d'inventaire, égale au plus faible du coût d'acquisition et de la valeur de marché. Pour l'essentiel des titres en portefeuille, la valeur de marché nette d'une décote de 10 % est supérieure à la valeur comptable. De ce fait, la sensibilité au résultat est limité à 3 millions d'euros.

Note 20. – Autre risque.

A la suite des vérifications menées en 1999 et en 2003 par les services de la Commission européenne chez Automobiles Peugeot, Peugeot Deutschland GmbH et Peugeot Nederland BV, la Commission européenne a fait parvenir une communication de griefs à chacune de ces trois sociétés, aux termes de laquelle il leur est reproché d'avoir mis en place des pratiques ayant eu pour objet ou pour effet de restreindre les ventes de véhicules à l'exportation depuis l'Allemagne ou les Pays-Bas pendant des périodes comprises entre 1995 et 2003.

Automobiles Peugeot et ses deux filiales concernées feront parvenir leur réponse à la Commission le 30 juillet 2004 en contestant l'existence d'infractions aux règles européennes de la concurrence.

En conséquence aucune provision n'a été constituée dans les comptes du groupe.

Note 21. – Evaluation des instruments financiers.

Les seules variations significatives d'évaluation des instruments financiers concernent les créances et titres de détention durable et les titres de placement à court terme qui, pour une valeur bilantielle de 624 millions d'euros et 925 millions d'euros, ont une valeur de marché de 731 millions d'euros et 1 045 millions d'euros au 30 juin 2004.

Note 22. – Résultat net par action.

Le résultat net par action est calculé sur la base du nombre moyen pondéré d'actions en circulation dans le courant de l'exercice.

Le nombre moyen d'actions en circulation est calculé sur la base des différentes évolutions du capital social corrigées des détentions par le groupe d'actions propres autres que celles inscrites en« Titres de placement ».

Sur cette base, il n'existe aucun instrument dilutif du résultat par action.

VI. — **Rapport des commissaires aux comptes sur les comptes semestriels consolidés au 30 juin 2004.**

En notre qualité de commissaires aux comptes de votre société, nous avons effectué un examen limité des comptes semestriels consolidés de Peugeot S.A. couvrant la période du 1er janvier au 30 juin 2004, tels qu'ils sont joints au présent rapport.

Ces comptes semestriels consolidés ont été établis sous la responsabilité de votre directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes de la profession applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés établis conformément aux règles et principes comptables français et l'image fidèle qu'ils donnent du résultat consolidé des opérations de la période écoulée ainsi que de la situation financière et du patrimoine du groupe à la fin de cette période.

Par ailleurs, en application des dispositions prévues à l'article L. 232.7 du Code de commerce, nous avons également procédé à la vérification des informations données dans le rapport semestriel venant compléter les comptes semestriels consolidés sur lesquels a porté notre examen limité. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels.

Fait à Paris, le 26 juillet 2004.
Les commissaires aux comptes :

Constantin Associé :
JEAN-FRANÇOIS SERVAL ;
LAURENT LÉVESQUE ;

PricewaterhouseCoopers Audit :
PIERRE-BERNARD ANGLADE ;
Associé,
Mandataire social ;
ERIC BERTIER ;
Associé,
Fondé de pouvoir et responsable technique.

72727

PHONE SYSTEMS AND NETWORK

Société anonyme au capital de 408 464 €.
Siège social : Espace Clichy, 22, rue Mozart, 92110 Clichy.
390 081 156 R.C.S. Nanterre.

Chiffres d'affaires consolidés comparés (hors taxes).
(En milliers d'euros.)

	2004	2003	Variation
Premier trimestre	2 443	889	174,8 %
Second trimestre	2 941	1 170	151,4 %
Premier semestre	5 384	2 059	161,5 %

72786

PAUL PREDAULT

Société anonyme au capital de 15 809 905,86 €.
Siège social : 84, rue de Paris, 95500 Gonesse.
668 203 698 R.C.S. Pontoise.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	2004	2003
1°) Paul Prédault :		
Premier trimestre	9 920	10 212
Deuxième trimestre	7 045	10 736
Total	16 965	20 948
2°) Groupe :		
Premier trimestre	17 648	18 609
Deuxième trimestre	15 700	22 837
Total	33 348	41 446

Il est rappelé que la société Paul Prédault a cédé sa filiale Les Sarthoises le 5 janvier 2004 et que le chiffre d'affaires groupe des premier et deuxième trimestres 2004 n'intègre donc plus le chiffre d'affaires de cette société.

72796